Suite 920 – 475 West Georgia Street Vancouver, BC, Canada V6B 4M9 www.lunagold.com	Tel: 604-689-7317 Fax: 604-688-0094

September 26, 2005

MAIL STOP 7010

The United States Securities
and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, D.C. 20549-7010
Attention: Carmen Moncada-Terry

Dear Ms. Moncada-Terry:

RE:	LUNA GOLD CORP. (the “Company”)
Form S-4 Registration Statement filed July 12, 2005, as amended
SEC File No. 333-126527

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests acceleration of the effective date of its Registration Statement on Form S-4 to 4:30 p.m. (EST) on Wednesday, September 28, 2005, or as soon thereafter as is practicable.

The Company is aware of its responsibilities relating to the proposed public offering of its securities as specified in its Registration Statement under the Securities Act of 1933 and the Securities Exchange Act of 1934. The Company further acknowledges that :

  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

  the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance. Please call with any questions.

Yours truly,

LUNA GOLD CORP.

___________________
TIM SEARCY, President